February 26, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:    SEC Comment Letter dated February 13, 2007

File No. 000-13003

Dear Mr. Rosenberg:

This will confirm my telephone conversation with Ms. Amy Bruckner of your office on Friday, February 23rd, regarding the SEC letter commenting on the E-Z-EM Form 10-K for the fiscal year ended June 3, 2006. The purpose of my call was to request an extension of time to provide the requested information.

I was out of the office from February 12th to February 23rd, and did not receive the aforementioned correspondence until the date of my conversation with Ms. Bruckner. In addition, Joseph Cacchioli, E-Z-EM’s Vice President - Controller, is presently out of the country on business. In light of the foregoing, I proposed to Ms. Bruckner our response to the SEC letter be provided no later than March 16, 2007.

Thank you for this consideration.

Sincerely,

E-Z-EM, Inc.

Dennis J. Curtin

Senior Vice President - Chief Financial Officer

cc:	Amy Bruckner - Staff Accountant, Securities and Exchange Commission
Lisa Vanjoske – Assistant Chief Accountant, Securities and Exchange Commission
Anthony A. Lombardo, President and Chief Executive Officer, E-Z-EM, Inc.
Joseph A. Cacchioli, Vice President - Controller, E-Z-EM, Inc.